Amended
                     Certificate of Designation of Series E
                           Convertible Preferred Stock
                                       of
                             OBJECTSOFT CORPORATION

                     Pursuant to Section 151 of the General
                    Corporation Law of the State of Delaware



It is hereby certified that:

         1. The name of the corporation is ObjectSoft Corporation, a Delaware corporation (hereinafter the "Company").

         2. The Certificate of Designation of Series E Preferred Stock of the Company was filed with the Secretary of State of Delaware on March 9, 1999.

         3. No shares of Series E Preferred Stock have been issued.

         4. The Certificate of Designation of Series E Preferred Stock of the Company is hereby amended by deleting Section 5(b)(iii) in its entirety and replacing it with a new Section 5(b)(iii), as follows:

                  "for purposes hereof, (w) the "closing bid price" shall mean, for any security as of any date, the last closing bid price for such security on the Nasdaq Stock Market as reported by Bloomberg, L.P., or, if the Nasdaq Stock Market is not the principal trading market for such security, the last closing bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, L.P., or if the foregoing do not apply, the last closing bid price of such security in the over-the-counter market on the OTC Electronic Bulletin Board for such security as reported by Bloomberg, L.P., or, the last closing trade price of such security as reported by Bloomberg, L.P., or, if no last closing bid or trade price is reported for such security by Bloomberg, L.P., the closing bid price shall be determined by reference to the closing bid price as reported on the principal trading market, and if not so reported shall be determined from the average of the bid prices of any market makers for such security as reported in the "pink sheets" published by the National Quotation Bureau, Inc. If the closing bid price cannot be calculated for such security on such date on any of the foregoing bases, the closing bid price of such security on such date shall be the fair market value as mutually agreed by the Company and the holders of two thirds of the outstanding shares of Series E Preferred Stock; (y) the term "Closing Price" shall mean the closing bid price for the Common
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                  Stock on the day  immediately  preceding the Closing Date; (y)
                  the term "Market Price A" shall mean the average of the three lowest closing bid prices of the Common Stock during the (22) day trading period immediately preceding the Conversion Date (the "Lookback Period"); and (z) the term "Market Price B"
                  shall  mean  the  converting   holders'  choice  of  any  five
                  consecutive closing bid prices of the Common Stock during the Lookback Period; provided, however, that with respect to both Market Price A and Market Price B, the Lookback Period shall be increased by two (2) trading days on the last trading day of each month, starting on the first day of the fourth (4th) month from the Closing Date, until the Lookback Period equals a maximum of thirty (30) trading days."

         5. The Certificate of Designation of Series E Preferred Stock of the Company is hereby further amended by deleting Section 5(b)(iv) in its entirety.



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         6.  This  Amendment  to the  Certificate  of  Designation  of  Series E
Preferred Stock herein certified has been duly adopted in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware.

Dated as of: March 16, 1999

                                               OBJECTSOFT CORPORATION



                                               By: /s/ George J. Febish
                                                   -----------------------------
                                                   George J. Febish, President




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